September 26, 2019

Nader Z. Pourhassan, Ph.D.
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

       Re: CytoDyn Inc.
           Registration Statement on Form S-3
           Response dated September 24, 2019
           File No. 333-233526

Dear Dr. Pourhassan:

     We have reviewed your response dated September 24, 2019 and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2019 letter.

Response filed September 24, 2019

General

1. We note that in your response to our prior comment 1 you state that the exclusive forum provision is "not intended to apply" to claims arising under the Securities Act and
       Exchange Act. However, we note that your proposed disclosure only states that you
       "believe" that the exclusive forum provision would not apply to claims arising under the
       Securities Act and Exchange Act. Please revise your proposed disclosure to either affirmatively state that your exclusive forum provision does not apply to Exchange Act or
       Securities Act claims or that you do not intend for the provision to apply to Exchange Act or Securities Act claims.
 Nader Z. Pourhassan, Ph.D.
CytoDyn Inc.
September 26, 2019
Page 2

       Please contact Irene Paik at 202-551-6553 or Ada Sarmento at 202-551-3798 with any questions.



                                                         Sincerely,
FirstName LastNameNader Z. Pourhassan, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameCytoDyn Inc.
                                                         Office of Healthcare &
Insurance
September 26, 2019 Page 2
cc:       James O'Grady, Esq.
FirstName LastName